UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
FoldiMate, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 6th, 2012

Physical address of issuer
879 White Pine Ct., Oak Park, CA 91377

Website of issuer
https://www.foldimate.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 23, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,205,822	$1,006,095
Cash & Cash Equivalents	$1,990,076	$844,610
Accounts Receivable	$13,061	$44,366
Short-term Debt	$9,037,325	$327,548
Long-term Debt	$1,003,574	$5,009,988
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$3,558,913	-$4,099,215

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 27, 2019

FoldiMate, Inc.



Up to $1,070,000 of Crowd Notes

FoldiMate, Inc. ("FoldiMate", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 23, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $600,000 under the Combined Offerings (the "Closing Amount") by August 23, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by August 16, 2019 will be permitted to increase their subscription amount at any time on or before August 23, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after August 16, 2019 . The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 16, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1.   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2.   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
3.   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4.   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5.   Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6.   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.foldimate.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
1.   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2.   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3.   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4.   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5.   the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/foldimate

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

FoldiMate, Inc. is a Delaware Corporation, formed on September 6th, 2012.

The Company is located at 879 White Pine Ct., Oak Park, CA 91377.

The Company's website is https://www.foldimate.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/foldimate and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	August 23, 2019
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on pages 13, 20, and 23.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has a limited history upon which to evaluate its performance and future prospects. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company makes significant investments in research, development and product opportunities, and reacts to developments in its market, including purchasing patterns of customers, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FoldiMate has incurred a net loss in the last three fiscal years and has generated limited revenues since inception. We cannot assure you that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares or meet our debt servicing and payment obligations.

We cannot assure you that we will effectively manage our growth. FoldiMate expects to continue hiring additional employees. The growth and expansion of our business and products create significant challenges for our management, operational, and financial resources, including managing multiple relationships and interactions with customers, strategic partners, vendors, distributors and other third parties. As the Company continues to grow, our information technology systems, internal management processes, internal controls and procedures and production processes may not be adequate to support our operations. To ensure success, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base and partners' employees as well. As we continue to grow, and implement more complex organizational and management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our current team's efficiency and expertise, which could negatively affect our business performance.

Our costs may grow more quickly than our revenues, harming our business and profitability. Producing & providing FoldiMate products is costly because of our research and development expenses, production costs and need for employees with specialized skills. We expect our expenses to continue to increase in the future as we expand our product offerings beyond our Robotic Laundry Folder, expand production capabilities and hire additional employees. Historically, FoldiMate's costs have increased each year due to these factors and the Company expects to continue to incur increasing costs, in particular for working capital to purchase inventory, marketing and product deployments as well as costs of customer support in the field. Our expenses may be greater than we anticipate, which would have a negative impact on our financial position, assets and ability to invest further in the growth and expansion of the business. In addition, expansion beyond the US will require increased marketing, sales, promotion and other operating expenses. Further, as additional competitors enter our market, we expect an increased pressure on production costs and margins.

We expect to have to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. There is no assurance that we will be successful in such financings and, if successful, your ownership interest in the Company is likely to continue to be diluted. Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In order to fund future growth and development, the Company will likely need to raise additional funds in the future by offering shares of its preferred stock and/or other classes of equity or debt that convert into shares of preferred or common stock, any of which offerings would dilute the ownership percentage of investors in this offering. There is no assurance that the Company will be able to raise equity or debt or on terms that are not substantially dilutive to the existing shareholder and the investors. See "Dilution." Furthermore, if the Company raises debt, the holders of the debt would have priority over holders of common and preferred stock and the Company may accept terms that restrict its ability to incur more debt.

The loss of one or more of FoldiMate's key personnel, or FoldiMate's failure to attract and retain other highly qualified personnel in the future, could harm our business. FoldiMate currently depends on the continued services and performance of key members of its management team its founder Gal Rozov & the executive team. If we cannot call upon them or other key management personnel for any reason, our operations and development could be harmed. The Company has not yet developed a succession plan. Furthermore, as the Company grows, it will be required to hire and attract additional qualified professionals such as accounting, legal, finance, production, service and engineering experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company's ability to grow and expand its business.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected. FoldiMate relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights. The Company has filed in the United States and other countries various applications for protection of certain aspects of its intellectual property, and currently holds two patents. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by FoldiMate, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate in the future. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to those of FoldiMate and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our product and methods of operations. Any of these events could have an adverse effect on our business and financial results.

The Company's cash position is relatively weak. The Company currently has only $810,353 in cash balances as of April 30, 2019. This equates to roughly 4 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

If we cannot raise sufficient funds we will not succeed. For the past year, we have operated at a net loss. Our net loss for 2018 was $3,558,913. Although we aim to reach profitability within the next 30 to 40 months, if we are unable to raise enough money in this offering and from additional sources, we will be unable to pay the costs needed for us to continue operations. Additional fundraising in the future may be offered at a lower valuation, which would dilute the interest of investors in this offering, or on more favorable terms – for example, debt financing, which could be positioned ahead of the investors in this offering in terms of seniority. Please see "Dilution" for more information.

The Company's success is dependent on consumer adoption of robotic laundry folders, an unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop this market. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for home robotics is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of home robotics that the Company has experienced in the past will continue in the future.

We may face competition within the robotic laundry folding market. We are aware of a number of other companies that are developing robotic laundry folders that may potentially compete with our technology and services. These or new competitors may have more resources than us or may be better capitalized, which may give them a significant advantage, for example, in offering better pricing than the Company, surviving an economic downturn or in reaching profitability. We cannot assure you that we will be able to compete successfully against existing or emerging competitors. Additionally, existing home appliance manufacturing firms may also compete on price by lowering their operating costs, developing new business models or providing other incentives.

We face intense competition in the major home appliance industry and failure to successfully compete could negatively affect our business and financial performance. The home appliance market of which we will be a competitor is a highly competitive business environment and faces intense competition from a growing number of competitors, many of which have strong consumer brand equity. Several of these competitors who may enter the robotic laundry folding market through internal projects or acquisition, are large, well-established companies, many ranking among the Global Fortune 150, and have demonstrated a commitment to global success. We also face competition that may be able to quickly adapt to changing consumer preferences, particularly in the connected appliance space. Moreover, our customer base includes large, sophisticated trade customers who have many choices and demand competitive products, services and prices. Competition in the global appliance industry is based on a number of factors including selling price, product features and design, performance, innovation, reputation, energy efficiency, quality, cost, distribution, and financial incentives, such as promotional funds, sales incentives, volume rebates and terms. Many of our competitors are increasingly expanding beyond their existing manufacturing footprints. Our future and current competitors, especially global competitors with low-cost sources of supply and/or highly protected home marketplaces outside the United States, may aggressively price their products and/or introduce new products to increase market share and expand into new geographies. Many of our competitors have established and may expand their presence in the rapidly changing retail environment, including the shifting of consumer purchasing practices towards e-commerce and other channels. If we are unable to successfully compete in this highly competitive environment, our business and financial performance could be negatively affected.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. The products & services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product-related liability or product recall costs could adversely affect our business and financial performance. We may be exposed to product-related liabilities, which in some instances may result in product redesigns, product recalls, or other corrective action. In addition, any claim, product recall or other corrective action that results in significant adverse publicity, particularly if those claims or recalls cause customers to question the safety or reliability of our products, may negatively affect our business, financial condition, or results of operations. We maintain product liability insurance, but it may not be adequate to cover losses related to product liability claims brought against us. Product liability insurance could become more expensive and difficult to maintain and may not be available on commercially reasonable terms, if at all. We may be involved in class action litigation for which we generally have not purchased insurance, and may be involved in certain other product recalls or other litigations or events for which insurance products may have limitations. We intend to regularly engage in investigations of potential quality and safety issues as part of our ongoing effort to deliver quality products to our customers. Actual costs of these and any future issues depend upon several factors, including the number of consumers who respond to a particular recall, repair and administrative costs, whether the cost of any corrective action is borne by us or the supplier, and, if borne by us, whether we will be successful in recovering our costs from the supplier. The actual costs incurred as a result of these issues and any future issues could have a material adverse effect on our business, financial condition or results of operations.

As we launch our product, the ability of suppliers to deliver parts, components and manufacturing equipment to our manufacturing facilities, and our ability to manufacture without disruption, could affect our global business performance. We intend to use a wide range of materials and components in the global production of our products, which come from numerous suppliers around the world. Because not all of our business arrangements will provide for guaranteed supply and some key parts may be available only from a single supplier or a limited group of suppliers, we are subject to supply and pricing risk. In addition, certain proprietary component parts used in some of our products are provided by single-source unaffiliated third-party suppliers. We would be unable to obtain these proprietary components for an indeterminate period of time if these single-source suppliers were to cease or interrupt production or otherwise fail to supply these components to us, which could adversely affect our product sales and operating results. Our operations and those of our suppliers are subject to disruption for a variety of reasons, including work stoppages, labor relations, intellectual property claims against suppliers, information technology failures, and hazards such as fire, earthquakes, flooding, or other natural disasters. Insurance for certain disruptions may not be available, affordable or adequate. Such disruption could interrupt our ability to manufacture certain products. Any significant disruption could negatively impact our revenue and/or earnings performance.

Fluctuations and volatility in the cost of raw materials and purchased components could adversely affect our operating results. The sources and prices of the primary materials (such as steel, resins, and base metals) used to manufacture our products and components containing those materials are susceptible to significant global and regional price fluctuations due to supply/demand trends, transportation costs, labor costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate, and other unforeseen circumstances.

Risks associated with our future international operations may decrease our revenues and increase our costs. We intend to manufacture and sell internationally. We expect that international sales will account for a significant percentage of our net sales. Accordingly, we face numerous risks associated with conducting international operations, any of which could negatively affect our financial performance. These risks include the following:

- Political, legal, and economic instability and uncertainty

- Foreign currency exchange rate fluctuations

- Changes in foreign tax rules, regulations and other requirements, such as changes in tax rates and statutory and judicial interpretations of tax laws

- Changes in diplomatic and trade relationships, including sanctions resulting from the current political situation in countries in which we do business

- Inflation and/or deflation

- Changes in foreign country regulatory requirements, including data privacy laws.

- Various import/export restrictions and disruptions and the availability of required import/export licenses

- Imposition of tariffs and other trade barriers

- Managing widespread operations and enforcing internal policies and procedures such as compliance with U.S. and foreign anti-bribery, anti-corruption regulations and anti-money laundering, such as the FCPA, and antitrust laws

- Labor disputes and work stoppages at our operations and suppliers

- Government price controls

As a U.S. corporation, we are subject to the FCPA, which may place us at a competitive disadvantage to foreign companies that are not subject to similar regulations. Additionally, any determination that we have violated the FCPA or other anti-corruption laws could have a material adverse effect on us.

Terrorist attacks, cyber events, armed conflicts, civil unrest, natural disasters, governmental actions and epidemics could affect our domestic and international sales, disrupt our supply chain, and impair our ability to produce and deliver our products. Such events could directly impact our physical facilities or those of our suppliers or customers.

We are exposed to risks associated with the uncertain global economy. The current domestic and international political and economic environment are posing challenges to the industry in which we operate. As with other appliance manufacturers, a number of economic factors, including gross domestic product, availability of consumer credit, interest rates, consumer sentiment and debt levels, retail trends, housing starts, sales of existing homes, the level of mortgage refinancing and defaults, fiscal and credit market uncertainty, and foreign currency exchange rates, currency controls, inflation and deflation, will generally affect demand for our products. Economic uncertainty and related factors exacerbate negative trends in business and consumer spending and may cause certain customers to push out, cancel, or refrain from placing orders for our products. Uncertain market conditions, difficulties in obtaining capital, or reduced profitability may also cause some customers to scale back operations, exit markets, merge with other retailers, or file for bankruptcy protection and potentially cease operations, which can also result in lower sales and/or additional inventory. These conditions may similarly affect key suppliers, which could impair their ability to deliver parts and result in delays for our products or added costs. In addition, these conditions may lead to strategic alliances by, or consolidation of, other appliance manufacturers, which could adversely affect our ability to compete effectively.

Regional, political and economic instability in countries in which we do business may adversely affect business conditions, disrupt our operations, and have an adverse effect on our financial condition and results of operations. Uncertainty about future economic and industry conditions also makes it more challenging for us to forecast our operating results, make business decisions, and identify and prioritize the risks that may affect our businesses, sources and uses of cash, financial condition and results of operations. We may be required to implement additional cost reduction efforts, including restructuring activities, which may adversely affect our ability to capitalize on opportunities in a market recovery. In addition, our operations are subject to general credit, liquidity, foreign exchange, market and interest rate risks. Our ability to invest in our businesses, fund strategic acquisitions and refinance maturing debt obligations depends in part on access to the capital markets.

If we do not timely and appropriately adapt to changes resulting from the uncertain macroeconomic environment and industry conditions, or to difficulties in the financial markets, or if we are unable to continue to access the capital markets, our business, financial condition and results of operations may be materially and adversely affected.

We may be subject to information technology system failures, network disruptions, cybersecurity attacks and breaches in data security, which may materially adversely affect our operations, financial condition and operating results. We depend on information technology to improve the effectiveness of our operations and to interface with people who have given deposits or expressed interest in our product and our employees and in the future with our customers, consumers, as well as to maintain financial accuracy and efficiency. Our business processes and data sharing across functions, suppliers, and vendors is dependent on information technology integration. The failure of any systems, whether internal or third-party, during normal operation, system upgrades, implementations, or connections, could disrupt our operations by causing transaction errors, processing inefficiencies, delays or cancellation of customer orders, the loss of customers, impediments to the manufacture or shipment of products, other financial and business disruptions, or the loss of or damage to intellectual property and the personally identifiable data of consumers and employees.

In addition, we have outsourced certain information technology support services and administrative functions, such as system application maintenance and benefit plan administration, to third-party service providers and may outsource other functions in the future to achieve cost savings and efficiencies. If these service providers do not perform effectively, we may not achieve the expected cost savings and may incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies or the loss of or damage to intellectual property and personally identifiable information through system compromise, or harm employee morale.

Our information systems, or those of our third-party service providers, could also be impacted by inappropriate or mistaken activity of parties intent on extracting or corrupting information or disrupting business processes. Such unauthorized access could disrupt our business and could result in the loss of assets. Cybersecurity attacks are becoming more sophisticated and include malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. These events could impact our customers, consumers, employees, third-parties and reputation and lead to financial losses from remediation actions, loss of business or potential liability or an increase in expense, all of which may have a material adverse effect on our business.

The company has conducted related party transactions. During the years ended December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $4,449 and $37,037, respectively, and are recorded under 'Accounts payable related party' on the consolidated balance sheets. During the years ended December 31, 2018 and 2017, the Company paid funds to a shareholder of the company. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $13,061 and $44,366, respectively, and are recorded under 'Receivable – related parties' on the consolidated balance sheets. The Company pays a related party a management fee. For the years ended December 31, 2018 and December 31, 2017, the management fee was $124,998 and $105,996, respectively. In addition, during the year ended 2017, the Company paid a related party $88,212 for the 2016 management fee, office and other expenses.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors will automatically convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the applicable valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on the applicable valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 10%, or based on the applicable valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below any of the valuation caps, so you should not view any of the valuation caps as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 69.81% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
FoldiMate is changing the way we do laundry - putting robotics to work to simplify and automate everyday tasks. Starting with one of the hardest engineering challenges, and most unloved chore - LAUNDRY FOLDING.

Problem

There is no viable* automated solution to the tedious, time-consuming task of laundry folding, for millions of consumers and businesses alike. We estimate that around 500M items are being folded by hand, each day, in the US alone. On average, a US family spends 2 hours/week** doing laundry, and we can assume that most of the time is spent folding as this is the most time-consuming part of the laundry cycle.

* Existing alternatives are either extremely large and cumbersome (industrial use), limited in variety (can only fold specific items), or prohibitively expensive ($15K - $100K) - See Pitch Deck, slide #4.

** Based on the US Bureau of Labor Statistics

Solution
FoldiMate has developed a robotic technology that automates laundry folding for home and business use. It allows anyone to quickly and easily fold clothes and towels of many sizes into neat piles, ready to put away - See the video at the top of the page.

We're a #PracticalRobotics team with 20 years of multidisciplinary experience. By taking advantage of robotic advancements in recent years, and keeping our focus on innovative practical solutions, we believe now is the ideal time to automate chores and tasks which haven't been addressed for a very long time.

Business Plan
Product Overview
FoldiMate is a robotic appliance that will quickly and easily fold laundry into neat piles, ready to put away.

The latest prototype concluded an early pilot program during January 2019 around Los Angeles, which resulted in positive feedback from dozens of consumers who test-drove the FoldiMate with their laundry (in homes and laundromats). Moreover, during April 2019, a 3-week pilot was successfully conducted, in which we offered a laundry folding service to 28 families, and folded thousands of different laundry items with the prototype.

Business Model
The target price for the FoldiMate is estimated at around $1,000. However, initial production volume will be low while we ramp up to a higher capacity production line, so these units could range between $1,500 - $2,000.

Sales will begin in the US. During the first few years, we plan to sell online via our website and Amazon. As production capacity ramps up, we will open additional regions and start working with retailers.

We plan to sell B2C as well as B2B with potential partners. Our focus is to reach homes first and then, together with potential partners, we're planning a professional model for self-service use in laundromats and shared laundry rooms. This will enable consumers to enjoy the benefits of FoldiMate where they normally handle their laundry (coin/card/app operated).

Traction to Date
In early 2016, FoldiMate was accepted to Plug and Play's accelerator program. Later that year, based on further research, we developed a faster and simpler model with a new core technology.

During 2017 and 2018, our robotic folding technology was further developed to a much more stable and mature solution that could potentially be used in the field. In parallel, we used our prototype to conduct extensive market research to better understand our potential customers' needs and learn from their feedback.

Roadmap
Based on the test results, an upgraded, smaller dimension, prototype is being developed - estimated to be ready for production by the end of June 2019. Using the capital we raise from the Bridge round, we will produce and take the upgraded prototype into further field testing. These tests are a critical milestone to pass on the road to prepare for mass production and be ready for product launch. - See Pitch Deck, slide #18.

Testimonials
Families who participated in January 2019 field tests:
"It folded everything for us. We have children of all ages, the two of us have different sizes…"
"We really like the overall size; the aesthetics is fantastic…"
"It looks very elegant, and garment folding is perfect. It has surpassed my expectations."

"The product comes along great. I'm very excited about it. It works exactly how I thought it would - I'm impressed!"

Laundromat customers who participated in January 2019 field tests:
"I just tried out an amazing, fantastic folding machine, saved me a lot of time."
"Saves me like an hour."
"My husband will love it."
"I did 25, 26 pieces of laundry in less than 5 minutes. I would take it home today if I could"
"It does it a lot neater than I can, I would definitely pay for it just to do all my pants and stuff…"
"I clipped in my Verge T-shirt to the machine, which pulled in the shirt and produced a neatly folded shirt in about five seconds." Dami Lee, Verge Reporter, January 7, 2019.
"I tried everything from large long-sleeve button-down shirts to small short-sleeve shirts, and the result every time was a crisp, clean fold." Megan Wollerton, CNET Reporter, January 6, 2019.

"As a startup, FoldiMate has demonstrated innovative thinking and agile product development for laundry folding solutions." Carsten Stelzer, Head of Product Division Laundry Care at BSH Home Appliances Group.

The Company's Products and/or Services

Product / Service	Description	Current Market
Robotic laundry-folding machine	FoldiMate has developed a viable, affordable, automated robotic appliance which will quickly and easily fold your clothes into neat piles, ready to put away. Folding an entire laundry load with FoldiMate takes less than five minutes.	Family households and shared laundry rooms

Competition
The markets in which our products will be sold are highly competitive. Our products may compete against similar products of large companies, including well-known global competitors. Product quality, performance and value are also important differentiating factors.

Customer Base

B2C (Homes)
There are more than 30M households in the US alone with a large enough home (over 1,000 sq/ft) and available income (over $100K/yr) which could potentially purchase a FoldiMate. We will first target 6M families who also have at least one child of age 6 and above, and are more likely to buy a unit early on. - See Pitch Deck, slide #12.

B2B (Coin-operated)
We are also considering adding self-service functionality to the unit (with credit cards or an app) to be used in shared laundry rooms, so those who don't have a washer or dryer at home could still take advantage of FoldiMate where they do their laundry today. We estimate there are over 200K locations in the US that can fit the relevant demographics. - See Pitch Deck, slide #15.

Competitive Landscape
We are aware that large brands have attempted to develop a laundry folding device. We aren't aware of any other solution that has reached our level of maturity. The one competitor that we kept close eyes on recently announced bankruptcy (Laundroid by Seven Dreamers from Japan) as they failed to develop a viable product. - See Pitch Deck, slide #4.

The "secret sauce" of FoldiMate is our proprietary robotic folding algorithms, combined with the in-field data we collect. This combination of engineering and insight allows our device to fold as it does today and will continue to improve as we deploy more units. The software will be encrypted to prevent competitors or copycats from replicating FoldiMate's performance and capabilities. We estimate it will take them years to develop on their own, not to mention the insight we'll gain from data collecting which will allow us to stay ahead of the competition as we scale further. We have also registered multiple patents making it very difficult to build anything similar to FoldiMate. - See Pitch Deck, slide #7.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
87148301, 87148277	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	23.8.2016	August 23, 2016	US
27629358, 27645115	Rotary steam presses, portable, for fabrics. conveyors	Foldimate	22.11.2017	Pending	China
017207234	Robotic cleaning machines; Electric clothing pressing machines; Electric steam cleaning machines; Dry cleaning [laundry] machines; Laundry drying machines without heating; Robotic cleaners for household purposes.	Foldimate	27.12.2017	27/12/2017	Europe
1823775,1823776	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	3.2.2017	08 Mar 2017	Australia
91230889, 912308834	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	15.2.2017	Pending	Brazil
2017-018440,2017-018442	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	16.2.2017	16.2.2017	Japan
3473276,3473275	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	3.2.2017	3.2.2017	India
1851208,1851206	MAQUINAS ELECTRONICAS PARA DOBLAR ROPA Y TELA QUE TAMBIEN VAPORIZA, DESINFECTA,N SUAVIZAN Y DESODORIZAN LA ROPA Y TELA.	Foldimate	9.2.2017	9.2.2017	Mexico
2017703489 , 2017703495	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	2.2.2017	2.2.2017	Russia
2017/16025, 2017/16049	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric	Foldimate	23.2.2017	10.10.2017	Turkey
1264168, 1264168	Electronic machines for folding laundry and fabric which also	Foldimate	17.7.2017	17.7.2017	Chile

	steams, sanitizes, softens and deodorizes the laundry and fabric				
292184, 292183	Electronic machines for folding laundry and fabric which also steams, sanitizes, softens and deodorizes the laundry and fabric; all included in class 7.	Foldimate	22.2.2017	2018-05-02	Israel

Provisional Patent Applications

The Company has filed the following provisional patent applications. The filing of a provisional patent application in no way guarantees that the patent will be issued.

Application or Registration #	Title	File Date	Country/Organization
US 16/099,124	Folding Machine	November 5 2018	US
US 16/349,167	Domestic Compact article folding machine having stacked Conveyor layers	10 May 2019	US
WO2019038752A1	Domestic Compact Article Folding Machine Having Holding Conveyors and Folding Method Therefor	8/9/2018	WIPO
US 62/786,440	Width-Folding System and Method for Forming Width-Folds in an Article of Laundry (Sleeve folder)	December 30, 2018	WIPO
PCT/IL2018/050911	Continuous Fabric Folder for Folding Machine and Continuous Folding Method (Samba)	August 16, 2018	WIPO
WO2019043712A3	Width-Folding System and Method for Folding an Article of Clothing (Telescopic Macarena, Adjustable passive sleeve folder)	8/30/2018	WIPO
PCT/IL2018/051407	Semi-Autonomous Article Clamp (Tri-Clips Module)	December 30, 2018	WIPO
IL 63125	Laundry Article Folding Machine (A6 design)	27.12.2018	IL
US20190153661A1	Compact domestic article folding machine with an improved driving mechanism	5/4/2017	US
EP3452654A1	Compact domestic article folding machine with an improved driving mechanism	5/4/2017	EU

Patents

The Company has the following issued patents:

Application or Registration #	Title	File Date	Country/Organization
US8973792B1/ USRE47186E1	Fabric Article Folding Machine and Method	3/9/2017	US
005282811-0001, 005282811-0002	Clothes Folding Machine	25.5.2018	EP

Litigation

None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
● If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
● If the Company raises the Closing Amount, it will use 9.17% of the proceeds, or $55,000, towards offering expenses; and
● If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
R&D, Prototypes, & IP Filings	33%	33%	37%
Field Testing, & Marketing	26%	26%	24%
General Expenses	13%	13%	20%
Fundraising Expenses	28%	28%	19%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Gal Rozov	CEO (July 2012 – Present)	CEO, FoldiMate (July 2012 – Present) Establish vision, mission and strategy for the company with a heavy emphasis on product innovation, design & development. Lead fundraising, business development & strategic partnerships.
Ori Kaplan	COO (May 2017 – Present)	COO, FoldiMate (May 2017– Present) Management of Operations, HR and Investors Relations. Definition, establishment and monitoring of the company processes. Knowledge Management Director, Stratasys (May 2014 - May 2017) Managing and leading global teams of Product Support Managers, Technical Communicators and Technical Trainers.
Alon Naim	Head of R&D (June 2016 - Present)	Head of R&D, FoldiMate (June 2016 – Present) Overseeing and supervising all development and innovation efforts of the company. Recruiting and

		directing R&D teams and responsible for budget approvals, scheduling, and deadline management
Naor Isaac	CTO (August 2016 - Present)	CTO, FoldiMate (August 2016 – Present) Responsible for all the technical aspects of the product and technology, system requirements and testing, technical processes within the R&D group. Experimenting and adopting new technologies
Debbie Cohen	CMO (June 2016 - Present)	CMO, FoldiMate (June 2016 – Present) Define marketing strategies and manage marketing activities execution. Manage the company's digital platforms. Run marketing campaigns and exhibitions, develop & manage the Foldi-fans acquisition & support.
Sharona Miron	CFO (March 2017 - Present)	CFO, FoldiMate (March 2017 – Present) Manage the company's financial books, reports, filing and budgets. Work with internal and external team members to comply with all requirements.

Board Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Don Norman	Board Director (2017 – Present)	Director, Design Lab University of California, San Diego. Professor Emeritus of Cognitive Science & Psychology.
Ronen Melnik	Board Director (2017 – Present)	Board Member and private investor Foldimate. Managing Director of Comdata Digital Division – the technology and customer experience consulting arm of Milan based global CRM BPO player. Managing Partner Wanaka Capital VC fund ($45M AUM), board member of Maxtech Networks Ltd., and StemRad Inc. External advisor on innovations: BSH, Luxottica
Gali Beh	Board Director (May 2017 - Present)	Owner, Beh Management Consulting, Inc.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities	Percentage ownership of the Company by the holders of such	Other material terms

			issues pursuant to this Offering	securities prior to the Offering	
Common Stock	397,696	Yes	N/A	100%	N/A
Employee Stock Option Pool	108,525	N/A	If exercised	0%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Note	BSH Hausgerate GmbH	€5,395,276	5%	One payment upon Maturity	N/A	12/30/19	26 euro per share
Convertible Note	BSH Hausgerate GmbH	€2,200,000	5%	One payment upon Maturity	N/A	12/30/19	20% discount
Promissory Note	Lee Marshal Ltd	$101,750	2%	N/A	NONE	Upon change of control	NONE

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Zugit Ltd. (Gal Rozov)	Common Stock	69.89%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
FoldiMate Inc. was incorporated in September of 2012 under the laws of the State of Delaware, and is headquartered in Oak Park, California. FoldiMate Inc. is a California based startup committed to simplifying household chores affordably through technology, innovation and robotics. The company's first robotic product, FoldiMate, will put an end to laundry folding as we know it.

The accompanying consolidated financial statements of FoldiMate Inc. ("FoldiMate") and its wholly owned subsidiary, FoldiMate Ltd. (together "the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $810,353 in cash balances as of April 30, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider the $35,000,000 evaluated valuation cap and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Founder and Friends	2012-2017	Section 4(a)(2) of the Securities Act	Common Stock	$754,083	R&D & Market Research
Seed	February 2017 - February 2018	Section 4(a)(2) of the Securities Act	Convertible Note	€5,395,276	R&D & Market Research and Marketing
Series A bridge	June-October 2018	Section 4(a)(2) of the Securities Act	Convertible Note	€2,200,000	R&D & Marketing & Fundraising

* Securities (stock options and restricted stock) issued pursuant to the 2017 Stock Plan fall under the Securities Act "Rule 701" exemption.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

● If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (a qualified financing is a preferred stock financing raising of not less than $1,000,000 or an IPO).
● Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing or, if no preferred stock has been issued, then shares of the Company's common stock.
● If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

● In a qualified equity financing, at lower of a discount of 10% to the price or the applicable valuation cap divided by the fully diluted capitalization;
● If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the purchase price plus outstanding accrued unpaid interest of the Crowd Notes, which shall be a minimum of 10% of the principal amount of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
● If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to the applicable valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue simple interest at the rate of 5.0%.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $600,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $100,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None.

What it means to be a minority holder
As an investor in Crowd Notes of the Company, you do not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Upon conversion into shares of the Company, investors in the Crowd Notes would hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
During the years ended December 31, 2018 and 2017, a shareholder of the Company advanced funds for

operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $4,449 and $37,037, respectively, and are recorded under 'Accounts payable related party' on the consolidated balance sheets.

During the years ended December 31, 2018 and 2017, the Company paid funds to a shareholder of the company. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $13,061 and $44,366, respectively, and are recorded under 'Receivable – related parties' on the consolidated balance sheets.

The Company pays a related party a management fee. For the years ended December 31, 2018 and December 31, 2017, the management fee was $124,998 and $105,996, respectively. In addition, during the year ended 2017, the Company paid a related party $88,212 for the 2016 management fee, office and other expenses.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
● The intermediary will notify investors when the target offering amount has been met;
● The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
● If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
● If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
● If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
● If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
1. To make an investment you will need the following information readily available:
2. Personal information such as your current address and phone number
3. Employment and employer information
4. Net worth and income information
5. Social Security Number or government-issued identification
6. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

● If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

● If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

- To the Company that sold the Securities
- To an accredited investor
- As part of an Offering registered with the SEC (think IPO)
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Gal Rozov
_____
(Signature)

Gal Rozov
_____
(Name)

Principal executive officer, controller
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Gal Rozov
_____
(Signature)

Gal Rozov
_____
(Name)

Principal executive officer,
_____
(Title)

June 27, 2019
_____
(Date)

/s/Sharona Miron
_____
(Signature)

Sarona Miron
_____
(Name)

CFO
_____
(Title)

June 27, 2019
_____
(Date)

/s/Don Norman
_____
(Signature)

Don Norman
_____
(Name)

Board Member
_____
(Title)

28

June 27, 2019
_____
(Date)

/s/Ronen Melnik
_____
(Signature)

Ronen Melnik
_____
(Name)

Board Member
_____
(Title)

June 27, 2019
_____
(Date)

/s/Gali Beh
_____
(Signature)

Gali Beh
_____
(Name)

Board Member
_____
(Title)

June 27, 2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

FOLDIMATE, INC.
A Delaware Corporation



Consolidated Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018 and 2017

FOLDIMATE, INC.

Years Ended December 31, 2018 and 2017

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI
ASSOCIATES II
A Professional Limited Liability Company

To Management of FoldiMate, Inc.
879 White Pine Ct.
Oak Park, CA 91377

We have reviewed the accompanying consolidated financial statements of FoldiMate, Inc. and its wholly-owned subsidiary FoldiMate Ltd. (together, the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the consolidated financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA

June 27, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

FoldiMate Inc.

CONSOLIDATED BALANCE SHEETS

December 31, 2018 and 2017

(unaudited)

		2018		2017
Assets				
Current assets				
Cash	$	1,990,076	$	844,610
Restricted Cash		16,047		17,231
Rent Deposit		8,541		9,173
Receivable - related parties		13,061		44,366
Advance payments		14,163		9,756
Other current assets		17,861		10,731
Total current assets		2,059,749		935,867
Property and equipment, net		144,552		69,528
Other assets		1,521		700
Total assets	$	2,205,822	$	1,006,095
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable	$	15,736		58,974
Accounts payable related party		4,449		37,037
Accrued expenses		221,670		231,537
Convertible debt - short term		8,795,470		-
Total current liabilities		9,037,325		327,548
Related party note payable				
Prepaid income		896,566		476,933
Promissory note		107,008		104,972
Convertible debt - long term		-		4,428,083
Total liabilities		10,040,899		5,337,536
Commitments and contingencies		-		-
Stockholders' equity				
Common stock, 406,437 and 405,468 shares issued and outstanding				
at December 31, 2018 and 2017, respectively		406		405
Additional paid-in capital		754,083		698,807
Accumulated other comprehensive income		(40,798)		(49,621)
Accumulated deficit		(8,548,769)		(4,981,033)
Total stockholders' equity		(7,835,077)		(4,331,441)
Total liabilities and stockholders' equity	$	2,205,822	$	1,006,095

See accountants' review report and accompanying notes to the financial statements.

FOLDIMATE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Operating expenses		
Marketing	$ 222,706	$ 287,996
Payroll and related expenses	2,118,656	1,385,727
General and administrative	228,966	260,826
Depreciation and amortization	37,132	12,223
Professional fees	304,989	346,375
Rent	88,398	35,501
Research and development	439,822	1,091,595
Travel	92,162	61,897
Total operating expenses	3,532,831	3,482,140
Income (loss) from operations	(3,532,831)	(3,482,140)
Other income (expense)		
Interest expense	(100,915)	(142,712)
Gain (loss) on dispostion of assets	(390)	-
Foreign exchange gain (loss)	121,817	(369,789)
Total other income (expense)	20,512	(512,501)
Net income (loss) before income taxes	(3,512,319)	(3,994,641)
Provision for income taxes	(55,417)	(54,953)
Net income (loss)	(3,567,736)	(4,049,594)
Other comprehensive income		
Foreign currency translation differences	8,823	(49,621)
Total comprehensive income (loss)	$ (3,558,913)	$ (4,099,215)

See accountants' review report and accompanying notes to the financial statements.

FoldiMate Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017
(unaudited)

| | Common Stock | | Additional | Accumulated | Accumulated Other | Total |
	Shares	Amount	Paid-in Capital	Earnings (Deficit)	Comprehensive Income	Stockholders' Equity
Balance on December 31, 2016	394,618	$ 395	$ 573,949	$ (931,439)	$ -	$ (357,096)
Issuance of common stock for cash	7,650	8	64,989			64,996
Stock based compensation	3,200	3	2,498			2,501
Option based compensation			57,372			57,372
Foreign translation adjustment					(49,621)	(49,621)
						-
Net income (loss)				(4,049,594)		(4,049,594)
Balance on December 31, 2017	405,468	405	698,807	(4,981,033)	(49,621)	(4,331,441)
Issuance of common stock for cash						-
Stock based compensation			6,121			6,121
Exercise of ESOP shares	969	1	-			1
Option based compensation			49,155			49,155
Foreign translation adjustment					8,823	8,823
Net income (loss)				(3,567,736)		(3,567,736)
Balance on December 31, 2018	406,437	$ 406	754,083	$ (8,548,769)	$ (40,798)	$ (7,835,077)

See accountants' review report and accompanying notes to the financial statements.

4

FOLDIMATE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2018 and 2017

(unaudited)

	2018	2017
Cash flows from operating activities		
Net income (loss)	$ (3,567,736)	$ (4,049,594)
Adjustments to reconcile net income (loss) to net cash & restricted cash provided (used) by operating activities:		
Depreciation and amortization	37,132	12,223
Stock based compensation	55,276	59,874
Changes in operating assets and liabilities:		
Accounts receivables - related party	31,305	(44,366)
Prepaid expenses and other current assets	(11,726)	(30,361)
Deferred Revenue	419,633	132,332
Accounts payable	(43,238)	39,820
Accounts payable - related party	(32,588)	33,966
Accrued expenses	(9,867)	231,537
Accrued Interest	2,036	4,972
Net cash used by operating activities	(3,119,773)	(3,609,597)
Cash flows from investing activities		
Payments for the purchase of fixed assets	(112,156)	(81,751)
Net cash used by investing activities	(112,156)	(81,751)
Cash flows from financing activities		
Proceeds from issuance of equity securities	1	64,997
Proceeds from convertible debt, net of interest and currency effects	4,367,387	4,428,083
Net cash provided by financing activities	4,367,388	4,493,080
Effect of exchange rates on cash	8,823	(49,621)
Net decrease in cash and restricted cash	1,144,282	752,111
Cash and restricted cash, beginning	861,841	109,730
Cash and restricted cash, ending	$ 2,006,123	$ 861,841
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ 55,417	$ 49,621

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FoldiMate Inc. was incorporated in September of 2012 under the laws of the State of Delaware, and is headquartered in Oak Park, California. FoldiMate Inc. is a California based startup committed to simplifying household chores affordably through technology, innovation and robotics. The company's first robotic product, FoldiMate, will put an end to laundry folding as we know it.

Basis of Presentation

The accompanying consolidated financial statements of FoldiMate Inc. ("FoldiMate") and its wholly owned subsidiary, FoldiMate Ltd. (together "the Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is Israeli Shekels, and financial statement presentation is in United States Dollars. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain and loss of $8,823 and ($49,621) for the years ended December 31, 2018 and 2017, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Marketing costs

The Company's marketing costs are expensed as incurred. During the year ended December 31, 2018 and December 31, 2017, the Company recognized $222,706 and $287,996 in marketing costs, respectively, recorded under the heading 'Marketing' in the consolidated statements of income & comprehensive income.

Risks and Uncertainties

As of December 31, 2018, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018 and 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts. The Company is required to maintain a deposit as collateral to the credit card balances.

	12/31/2018	12/31/2017
Cash and cash equivalents	$ 1,990,076	$ 844,610
Restricted Cash	16,047	17,231
Total Cash, cash equivalents, and restricted cash shown in the statement of cash flows	$ 2,006,123	$861,841

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018 or 2017.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Research and Development Costs

Research and development costs, research material, prototype and device manufacturing, and administrative costs are expensed as incurred. Research and development expense for the years ended December 31, 2018 and 2017 was $439,822 and $1,091,595, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return.

The Subsidiary accounts for income taxes based on the provisions promulgated by the Israel Tax Authority ("ITA"), which has a statute of limitations of four years from the end of the tax year in which the return was filed.

The Company currently has a tax net operating loss (NOL) of approximately $6,600,000 for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through June 27, 2019, the date these financial statements were available to be issued and has determined that there are no subsequent events.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $8,548,769 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2018	2017
Computers	$ 97,403	$ 52,715
Leasehold improvements	9,381	9,381
Furniture and equipment	85,054	20,013
	191,838	82,109
Accumulated depreciation	(47,286)	(12,581)
Property and equipment, net	$ 144,552	$ 69,528

Depreciation expense for the years ended December 31, 2018 and 2017, was $37,132 and $12,223, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $4,449 and $37,037, respectively, and are recorded under 'Accounts payable related party' on the consolidated balance sheets.

During the years ended December 31, 2018 and 2017, the Company paid funds to a shareholder of the company. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $13,061 and $44,366, respectively, and are recorded under 'Receivable – related parties' on the consolidated balance sheets.

The Company pays a related party a management fee. For the years ended December 31, 2018 and December 31, 2017, the management fee was $124,998 and $105,996, respectively. In addition, during the year ended 2017, the Company paid a related party $88,212 for the 2016 management fee, office and other expenses.

NOTE 5 – CONVERTIBLE EQUITY SECURITIES

The Company issued a total of four convertible equity securities for cash proceeds of $300,000 between April 21, 2016 and January 1, 2017. The securities have been converted into 28,363 common shares of the Company.

NOTE 6 – CONVERTIBLE NOTE

The Company had several convertible notes issued to BSH Hausgarate GmbH with an interest rate of 5%. During 2018, the Company issued a new convertible note to take place of the previous convertible notes issued in 2017. As of December 31, 2018 and 2017, the Company had $8,795,470 and $4,428,083 in convertible notes, respectively. The interest that is related to the convertible notes was $98,879 and $137,740 for December 31, 2018 and 2017, respectively.

NOTE 7 – STOCKHOLDERS' EQUITY

As of December 31, 2018 and 2017, the Company has 406,437 $0.001 par value shares of common stock issued and outstanding. During 2017, 7,650 shares of common stock was issued for cash and 3,200 shares of common stock was issued for compensation to two individuals. These shares are restricted stock units. Of the 3,200 shares, 2,286 shares were issued on April 3, 2017, and vest over 18 months. On June 1, 2017, the Company issued an additional 914 shares of restricted stock. These shares vest over 4 years with the first quarter vesting on June 1, 2018 and the remaining shares vesting on a 1/16th basis on a quarterly basis with all shares being vested by June 1, 2021.

The Company has an ESOP plan with its employees. These shares are subject to a four year vesting with a 1 year cliff.

	Shares	Exercise price
Balance at 12/31/16	-	0
Granted	51,201	0.001
Exercised	-	-
Balance at 12/31/17	51,201	0.001
Granted	5,484	0.001
Cancelled	-4,287	0.001
Exercised	-969	0.001
Balance at 12/31/18	51,429	0.001

The Company recognized foreign exchange gains (losses) during December 31, 2018 and 2017 of $8,823 and $(49,621), respectively, from their wholly owned Israeli subsidiary, FoldMate LTD, recorded in accumulated other comprehensive income within stockholders' equity.

NOTE 8 – PROMISSORY NOTE

The Company had a promissory note on the books that was issued on June 1, 2016. The promissory note accrues interest of 2.0%. This note will become payable if a sale, transfer, or disposition of all or substantially all of the Company's assets is to someone other than a corporation or other entity of which at least a majorirty of its combined voting power is owned directly or indirectly by the Company, a merger, consolidation, or other business combination, or the opportunity for a majority of the Company's stockholders to sell, transfer, or dispose of all or substantially all of the Company's stock. The interest accrued on this promissory note was $2,036 and $4,972 for December 31, 2018 and 2017, respectively.

NOTE 9 – COMMITMENT AND CONTINGENCIES

The Company issued an amendment for ten employees to the employee contracts due to the Company's need to streamline processes and reduce its business cost and reduced the salary until the Company receives at least $5,750,000 during the employment period. If that happens, then the employees' salary is increased to its previous amount. The Company also issued a special grant of a one-time supplemental pay of the previous salary and an additional amount equivalent to the employer's contributions to their pension arrangement.

EXHIBIT C
PDF of SI Website


FoldiMate
Robotics

Website: https://foldimate.com

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Invest in FoldiMate

Robotic laundry folder for home and business use

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$1,000	$35,000,000	Crowd Note
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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

FoldiMate is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by FoldiMate without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Market Landscape
Risks & Disclosures
Data Room
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FAQs About Investing
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Company Highlights

- Since June 2016, 345,000 potential customers and 250 businesses worldwide have joined the pre-order waitlist.
- Within 18 months, over 12,500 potential customers paid a deposit to be the first to own a FoldiMate in their region.
- IP portfolio includes robotic folding algorithms and patents in various stages (2 granted, 10 filed, 12 drafted). Patents cover automated folding methods, mechanisms, and design.
- Previously raised $8.3M from BSH Home Appliances Group, which is known for its brands Bosch and Siemens.
- Latest fully-working prototype completed a 3-week testing program to offer laundry folding services to 28 families.

Fundraise Highlights

- Total Round Size: US $3,000,000
- Raise Description: Bridge
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $35,000,000
- Target Minimum Raise Amount: US $600,000
- Offering Type: Side by Side Offering

"The best smart-home device we saw at CES 2019" - Business Insider (January 2019)

FoldiMate is changing the way we do laundry - putting robotics to work to simplify and automate everyday tasks. Starting with one of the hardest engineering challenges, and most unloved chore - LAUNDRY FOLDING.

Problem

There is no viable* automated solution to the tedious, time-consuming task of laundry folding, for millions of consumers and businesses alike. We estimate that around **500M** items are being folded by hand, **each day**, in the US alone. On average, a US family spends **2 hours/week**** doing laundry, and we can assume that most of the time is spent folding as this is the most time-consuming part of the laundry cycle.

* Existing alternatives are either extremely large and cumbersome (industrial use), limited in variety (can only fold specific items), or prohibitively expensive ($15K - $100K) ***- See Pitch Deck, slide #4.***

** Based on the US Bureau of Labor Statistics

Solution

FoldiMate has developed a robotic technology that automates laundry folding for home and business use. It allows anyone to quickly and easily fold clothes and towels of many sizes into neat piles, ready to put away ***- See the video at the top of the page.***

We're a #PracticalRobotics team with 20 years of multidisciplinary experience. By taking advantage of robotic advancements in recent years, and keeping our focus on innovative practical solutions, we believe now is the ideal time to automate chores and tasks which haven't been addressed for a very long time.

Pitch Deck


FoldiMate
It folds.
So you don't have to.
#PracticalRobotics
CES
INNOVATION AWARDS
2018
HONOREE
TiE50
2019
WINNER
BUSINESS INSIDER
Best of CES
2019
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‹ ›

Product & Service

Product Overview

FoldiMate is a robotic appliance that will quickly and easily fold laundry into neat piles, ready to put away.

The latest prototype concluded an early pilot program during January 2019 around Los Angeles, which resulted in positive feedback from dozens of consumers who test-drove the FoldiMate with their laundry (in homes and laundromats). Moreover, during April 2019, a 3-week pilot was successfully conducted, in which we offered a laundry folding service to 28 families, and folded thousands of different laundry items with the prototype.

Business Model

The target price for the FoldiMate is estimated at around $1,000. However, initial production volume will be low while we ramp up to a higher capacity production line, so these units could range between $1,500 - $2,000.

Sales will begin in the US. During the first few years, we plan to sell online via our website and Amazon. As production capacity ramps up, we will open additional regions and start working with retailers.

We plan to sell B2C as well as B2B with potential partners. Our focus is to reach homes first and then, together with potential partners, we're planning a professional model for self-service use in laundromats and shared laundry rooms. This will enable consumers to enjoy the benefits of FoldiMate where they normally handle their laundry (coin/card/app operated).

Traction to Date

In early 2016, FoldiMate was accepted to Plug and Play's accelerator program. Later that year, based on further research, we developed a faster and simpler model with a new core technology.

During 2017 and 2018, our robotic folding technology was further developed to a much more stable and mature solution that could potentially be used in the field. In parallel, we used our prototype to conduct extensive market research to better understand our potential customers' needs and learn from their feedback.

Roadmap

Based on the test results, an upgraded, smaller dimension, prototype is being developed - estimated to be ready for production by the end of June 2019. Using the capital we raise from the Bridge round, we will produce and take the upgraded prototype into further field testing. These tests are a critical milestone to pass on the road to prepare for mass production and be ready for product launch - *See Pitch Deck, slide #18.*

Testimonials

Families who participated in January 2019 field tests:
"It folded everything for us. We have children of all ages, the two of us have different sizes…"
"We really like the overall size; the aesthetics is fantastic…"
"It looks very elegant, and garment folding is perfect. It has surpassed my expectations."
"The product comes along great. I'm very excited about it. It works exactly how I thought it would - I'm impressed!"

Laundromat customers who participated in January 2019 field tests:
"I just tried out an amazing, fantastic folding machine, saved me a lot of time."
"Saves me like an hour."
"My husband will love it."
"I did 25, 26 pieces of laundry in less than 5 minutes. I would take it home today if I could"
"It does it a lot neater than I can, I would definitely pay for it just to do all my pants and stuff…"

*"I clipped in my Verge T-shirt to the machine, which pulled in the shirt and produced a neatly folded shirt in about five seconds." **Dami Lee, Verge Reporter, January 7, 2019**.*

*"I tried everything from large long-sleeve button-down shirts to small short-sleeve shirts, and the result every time was a crisp, clean fold." **Megan Wollerton, CNET Reporter, January 6, 2019**.*

*"As a startup, FoldiMate has demonstrated innovative thinking and agile product development for laundry folding solutions." **Carsten Stelzer, Head of Product Division Laundry Care at BSH Home Appliances Group**.*

Gallery



FoldiMate - the robotic laundry folder

▶

Alpha 9 Prototype in action.

Media Mentions

    

     

     

   

Team Story

In June 2016 FoldiMate's first concept video went viral practically overnight. Gal then quickly approached two of his close friends - Debbie and Alon, to lead the marketing and R&D of FoldiMate as they both shared Gal's enthusiasm and vision. After receiving funding from BSH Home Appliances Group, the team grew by reaching out to colleagues they have worked with in the past who share their vision and passion.

Gal's longtime mentors: Don Norman - known for "The Design of Everyday Things" and former Apple VP of Advanced Technology, and Ronen Melnik - Managing partner of Wanaka Capital and former McKinsey & Co. Partner, assumed director roles on FoldiMate's Board, later to be joined by Gali Beh (inventor of the HET method - Highly Effective Teams).

The team's accomplishments and innovative achievements with FoldiMate have earned multiple awards over the years: CES 2017 & 2018 Innovation Awards Honoree, Business Insider Best of CES 2019, and the TIE50 2019 Award, among others.

Founders and Officers



Gal Rozov
FOUNDER & CEO

Gal has over 20 years of hands-on experience with both technological and managerial leading positions in Software, Technology, Marketing, and Business. Gal has a broad multidisciplinary background in product development and product management where he led teams in small to large organizations as IAI (Israeli Aerospace Industries), Israeli Air Force and Aladdin among others.

Gal holds a BA in Business Management and an Engineering degree in Software Development.

Clothing item he hates folding most: "I'm not *allowed to fold at home. That's why I founded FoldiMate.* 😊"



Alon Naim
HEAD OF R&D

Alon has a diverse background in mechanical engineering, over 20 years of experience in R&D, and nearly 15 years in R&D management positions. Managed R&D teams in Applied Materials, and Pythagoras Solar, developed projects for leading companies like GM, co-founded two start-ups and led their R&D.

Alon holds a B.Sc. & M.Sc. , Magna cum laude, in Mechanical Eng. from Tel-Aviv University.

Clothing item he hates folding most: *"My wife's shirts."*



Ori Kaplan
COO

Ori has over 20 years of experience in managing Operations, Customer Support, Supply Chain, Logistics, Production and Projects in a variety of high-tech and industrial companies, e.g., Stratasys, Orbotech, Pythagoras-Solar and more.



Ori holds a B.Sc. in Mechanical Eng. from the Technion and an MBA from Tel Aviv University.

Clothing item he hates folding most: *"Long sleeve shirts. My kids fold their own laundry and are waiting for a FoldiMate!"*



Isaac Naor
CTO

Naor is an expert in motion control design, development, and system engineering with over 20 years' experience leading and managing R&D teams. Founded and managed engineering companies, developed projects for leading companies as HP Indigo, Orbotech, Applied Materials, KLA Tencor, among others.

Naor holds a B.Sc. in Mechanical Eng. from Tel Aviv University.

Clothing item he hates folding most: *"Towels."*



Debbie Cohen-Abravanel
CMO

Debbie has nearly 20 years of experience in product marketing and business development, managed teams at Aladdin and Clarizen and worked with multiple start-ups of various stages.

Clothing item she hates folding most: *"My husband does the majority of folding at home. He hates folding buttoned-down shirts the most."*



Sharona Miron
CFO

Sharona has over 18 years of experience in finance, from which 11 years as a Controller and CFO. Established and managed several finance teams supporting global activities for EY, Final, and other technology companies.

Sharona holds a B.A. from the College of Management and is a licensed CPA.

Clothing item she hates folding most: *"Kids' pajamas."*

Key Team Members



Neil Gabay   Eldor Dornstein   Bilal

Tal Naveh   Lyba Simiran   Orit Ludvig

Notable Advisors & Investors

Don Norman   Gali Beh   Ronen Melink

Q&A with the Founder

Q : **What made you start FoldiMate in the first place?**

FoldiMate: My wife and I share the chores between us, however, she never approved of my folding quality. I decided it was crazy that I couldn't buy a product that would work in the same way as a dishwasher. All I needed was a machine where I could feed the items in and let the machine do the laborious part - the folding. I realized that only a robotic device could possibly cope with the challenge of folding so many different fabrics, shapes, and sizes of laundry items, and that's where my journey starts.

Q : **Are you focusing on Homes (B2C) or Businesses (B2B)?**

FoldiMate:

Our goal and focus is to service the largest market possible at first, which is clearly homes around the world. By making a few upgrades to the home model (e.g. support credit card and app payments), we are planning to introduce a "professional" model, which will allow self-service customers in shared laundry rooms and laundromats to enjoy the benefits of FoldiMate, by paying a few dollars to quickly fold their laundry. We received interest from distributors, potential partners, and potential customers for numerous other market verticals, which we will definitely explore as we progress with the business.

Q : **Have you participated in any accelerator programs? If so, please detail?**

FoldiMate: In early 2016, FoldiMate was accepted to Plug and Play's retail accelerator program (batch #5). Through the program we were introduced with BSH Home Appliances Group, who later became an investor.

Q : **Do you plan on developing other products?**

FoldiMate:

FoldiMate's vision is to automate chores and tasks with practical robotics. Initially, we will focus on laundry. We plan to incorporate more capabilities on top of the core folding technology, such as wrinkle reduction, fabric treatment with consumables (e.g., fragrance or deodorizing), automatic item sorting, and automation of additional stages of the laundry cycle - *See Pitch Deck, slide #7.*

Q : **What kind of IP is associated with your company?**

FoldiMate: FoldiMate's intellectual property (IP) portfolio is comprised of:

1. 26 patents in various stages of filing and drafting (2 already granted) which cover automated folding methods, mechanisms, and design.
2. Robotic folding algorithms, years of folding experiments, and accumulated knowledge which is kept encrypted and confidential as part of our trade secrets.
3. Brand name and logo trademarks registered in 12 designated regions worldwide.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Bridge
Round size:	US $3,000,000
Minimum investment:	US $1,000
Target Minimum:	US $600,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	10.0%
Valuation Cap:	US $35,000,000

Interest rate:	5.0%
Note term:	24 months

Additional Terms

Closing conditions:	While FoldiMate has set an overall target minimum of US $600,000 for the round, FoldiMate must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to FoldiMate's Form C.
Regulation CF cap:	While FoldiMate is offering up to US $3,000,000 worth of securities in its Bridge, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

● R&D, Prototypes, & IP F...

● Field Testing, & Marketi...   ● General Expenses

● Fundraising Expenses

Investor Perks

$2,000 | Pre-order waitlist priority spot

$3,000 | 10% off a future purchase plus waitlist priority to pre-order

$7,000 | 30% off a future purchase plus waitlist priority to pre-order

$15,000 | 70% off a future purchase plus waitlist priority to pre-order

$25,000 | 100% discount - a complimentary FoldiMate when it is released in your region

$50,000 | An in-person meeting or video call (depending on your location) with FoldiMate's executive team three times a year, VIP invitations to FoldiMate's public events, and a complimentary FoldiMate when we reach your region.

* Discount does not include taxes and shipping

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Market Landscape

B2C (Homes)

There are more than 30M households in the US alone with a large enough home (over 1,000 sq/ft) and available income (over $100K/yr) which could potentially purchase a FoldiMate. We will first target 6M families who also have at least one child of age 6 and above, and are more likely to buy a unit early on - *See Pitch Deck, slide #12*.

B2B (Coin-operated)

We are also considering adding self-service functionality to the unit (with credit cards or an app) to be used in shared laundry rooms, so those who don't have a washer or dryer at home could still take advantage of FoldiMate where they do their laundry today. We estimate there are over 200K locations in the US that can fit the relevant demographics - *See Pitch Deck, slide #15*.

Competitive Landscape

We are aware that large brands have attempted to develop a laundry folding device. We aren't aware of any other solution that has reached our level of maturity. The one competitor that we kept close eyes on recently announced bankruptcy (Laundroid by Seven Dreamers from Japan) as they failed to develop a viable product - *See Pitch Deck, slide #4*.

The "secret sauce" of FoldiMate is our proprietary robotic folding algorithms, combined with the in-field data we collect. This combination of engineering and insight allows our device to fold as it does today and will continue to improve as we deploy more units. The software will be encrypted to prevent competitors or copycats from replicating FoldiMate's performance and capabilities. We estimate it will take them years to develop on their own, not to mention the insight we'll gain from data collecting which will allow us to stay ahead of the competition as we scale further. We have also registered multiple patents making it very difficult to build anything similar to FoldiMate - *See Pitch Deck, slide #7*.

Risks and Disclosures

The Company has a limited history upon which to evaluate its performance and future prospects. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company makes significant investments in research, development and product opportunities, and reacts to developments in its market, including purchasing patterns of customers, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FoldiMate has incurred a net loss in the last three fiscal years and has generated limited revenues since inception. We cannot assure you that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares or meet our debt servicing and payment obligations.

We cannot assure you that we will effectively manage our growth. FoldiMate expects to continue hiring additional employees. The growth and expansion of our business and products create significant challenges for our management, operational, and financial resources, including managing multiple relationships and interactions with customers, strategic partners, vendors, distributors and other third parties. As the Company continues to grow, our information technology systems, internal management processes, internal controls and procedures and production processes may not be adequate to support our operations. To ensure success, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base and partners' employees as well. As we continue to grow, and implement more complex organizational and management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our current team's efficiency and expertise, which could negatively affect our business performance.

Our costs may grow more quickly than our revenues, harming our business and profitability. Producing & providing FoldiMate products is costly because of our research and development expenses, production costs and need for employees with specialized skills. We expect our expenses to continue to increase in the future as we expand our product offerings beyond our Robotic Laundry Folder, expand production capabilities and hire additional employees. Historically, FoldiMate's costs have increased each year due to these factors and the Company expects to continue to incur increasing costs, in particular for working capital to purchase inventory, marketing and product deployments as well as costs of customer support in the field. Our expenses may be greater than we anticipate, which would have a negative impact on our financial position, assets and ability to invest further in the growth and expansion of the business. In addition, expansion beyond the US will require increased marketing, sales, promotion and other operating expenses. Further, as additional competitors enter our market, we expect an increased pressure on production costs and margins.

We expect to have to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. There is no assurance that we will be successful in such financings and, if successful, your ownership interest in the Company is likely to continue to be diluted. Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In order to fund future growth and development, the Company will likely need to raise additional funds in the future by offering shares of its preferred stock and/or other classes of equity or debt that convert into shares of preferred or common stock, any of which offerings would dilute the ownership percentage of investors in this offering. There is no assurance that the Company will be able to raise equity or debt or on terms that are not substantially dilutive to the existing shareholder and the investors. See "Dilution." Furthermore, if the Company raises debt, the holders of the debt would have priority over holders of common and preferred stock and the Company may accept terms that restrict its ability to incur more debt.

The loss of one or more of FoldiMate's key personnel, or FoldiMate's failure to attract and retain other highly qualified personnel in the future, could harm our business. FoldiMate currently depends on the continued services and performance of key members of its management team its founder Gal Rozov & the executive team. If we cannot call upon them or other key management personnel for any reason, our operations and development could be harmed. The Company has not yet developed a succession plan. Furthermore, as the Company grows, it will be required to hire and attract additional qualified professionals such as accounting, legal, finance, production, service and engineering experts. The Company may not be able to locate or attract qualified individuals for such positions, which will affect the Company's ability to grow and expand its business.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished and our business may be adversely affected. FoldiMate relies and expects to continue to rely on a combination of confidentiality agreements with its employees, consultants, and third parties with whom it has relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect its proprietary rights. The Company has filed in the United States and other countries various applications for protection of certain aspects of its intellectual property, and currently holds two patents. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by FoldiMate, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate in the future. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that others will not offer products or concepts that are substantially similar to those of FoldiMate and compete with our business. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our product and methods of operations. Any of these events could have an adverse effect on our business and financial results.

The Company's cash position is relatively weak. The Company currently has only $810,353 in cash balances as of April 30, 2019. This equates to roughly 4 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

If we cannot raise sufficient funds we will not succeed. For the past year, we have operated at a net loss. Our net loss for 2018 was $3,558,913. Although we aim to reach profitability within the next 30 to 40 months, if we are unable to raise enough money in this offering and from additional sources, we will be unable to pay the costs needed for us to continue operations. Additional fundraising in the future may be offered at a lower valuation, which would dilute the interest of investors in this offering, or on more favorable terms – for example, debt financing, which could be positioned ahead of the investors in this offering in terms of seniority. Please see "Dilution" for more information.

The Company's success is dependent on consumer adoption of robotic laundry folders, an unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop this market. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for home robotics is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of home robotics that the Company has experienced in the past will continue in the future.

We may face competition within the robotic laundry folding market. We are aware of a number of other companies that are developing robotic laundry folders that may potentially compete with our technology and services. These or new competitors may have more resources than us or may be better capitalized, which may give them a significant advantage, for example, in offering better pricing than the Company, surviving an economic downturn or in reaching profitability. We cannot assure you that we will be able to compete successfully against existing or emerging competitors. Additionally, existing home appliance manufacturing firms may also compete on price by lowering their operating costs, developing new business models or providing other incentives.

We face intense competition in the major home appliance industry and failure to successfully compete could negatively affect our business and financial performance. The home appliance market of which we will be a competitor is a highly competitive business environment and faces intense competition from a growing number of competitors, many of which have strong consumer brand equity. Several of these competitors who may enter the robotic laundry folding market through internal projects or acquisition, are large, well-established companies, many ranking among the Global Fortune 150, and have demonstrated a commitment to global success. We also face competition that may be able to quickly adapt to changing consumer preferences, particularly in the connected appliance space. Moreover, our customer base includes large, sophisticated trade customers who have many choices and demand competitive products, services and prices. Competition in the global appliance industry is based on a number of factors including selling price, product features and design, performance, innovation, reputation, energy efficiency, quality, cost, distribution, and financial incentives, such as promotional funds, sales incentives, volume rebates and terms. Many of our competitors are increasingly expanding beyond their existing manufacturing footprints. Our future and current competitors, especially global competitors with low-cost sources of supply and/or highly protected home marketplaces outside the United States, may aggressively price their products and/or introduce new products to increase market share and expand into new geographies. Many of our competitors have established and may expand their presence in the rapidly changing retail environment, including the shifting of consumer purchasing practices towards e-commerce and other channels. If we are unable to successfully compete in this highly competitive environment, our business and financial performance could be negatively affected.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. The products & services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product-related liability or product recall costs could adversely affect our business and financial performance. We may be exposed to product-related liabilities, which in some instances may result in product redesigns, product recalls, or other corrective action. In addition, any claim, product recall or other corrective action that results in significant adverse publicity, particularly if those claims or recalls cause customers to question the safety or reliability of our products, may negatively affect our business, financial condition, or results of operations. We maintain product liability insurance, but it may not be adequate to cover losses related to product liability claims brought against us. Product liability insurance could become more expensive and difficult to maintain and may not be available on commercially reasonable terms, if at all. We may be involved in class action litigation for which we generally have not purchased insurance, and may be involved in certain other product recalls or other litigations or events for which insurance products may have limitations. We intend to regularly engage in investigations of potential quality and safety issues as part of our ongoing effort to deliver quality products to our customers. Actual costs of these and any future issues depend upon several factors, including the number of consumers who respond to a particular recall, repair and administrative costs, whether the cost of any corrective action is borne by us or the supplier, and, if borne by us, whether we will be successful in recovering our costs from the supplier. The actual costs incurred as a result of these issues and any future issues could have a material adverse effect on our business, financial condition or results of operations.

As we launch our product, the ability of suppliers to deliver parts, components and manufacturing equipment to our manufacturing facilities, and our ability to manufacture without disruption, could affect our global business performance. We intend to use a wide range of materials and components in the global production of our products, which come from numerous suppliers around the world. Because not all of our business arrangements will provide for guaranteed supply and some key parts may be available only from a single supplier or a limited group of suppliers, we are subject to supply and pricing risk. In addition, certain proprietary component parts used in some of our products are provided by single-source unaffiliated third-party suppliers. We would be unable to obtain these proprietary components for an indeterminate period of time if these single-source suppliers were to cease or interrupt production or otherwise fail to supply these components to us, which could adversely affect our product sales and operating results. Our operations and those of our suppliers are subject to disruption for a variety of reasons, including work stoppages, labor relations, intellectual property claims against suppliers, information technology failures, and hazards such as fire, earthquakes, flooding, or other natural disasters. Insurance for certain disruptions may not be available, affordable or adequate. Such disruption could interrupt our ability to manufacture certain products. Any significant disruption could negatively impact our revenue and/or earnings performance.

Fluctuations and volatility in the cost of raw materials and purchased components could adversely affect our operating results. The sources and prices of the primary materials (such as steel, resins, and base metals) used to manufacture our products and components containing those materials are susceptible to significant global and regional price fluctuations due to supply/demand trends, transportation costs, labor costs, government regulations and tariffs, changes in currency exchange rates, price controls, the economic climate, and other unforeseen circumstances.

Risks associated with our future international operations may decrease our revenues and increase our costs. We intend to manufacture and sell internationally. We expect that international sales will account for a significant percentage of our net sales. Accordingly, we face numerous risks associated with conducting international operations, any of which could negatively affect our financial performance. These risks include the following:

- Political, legal, and economic instability and uncertainty

- Foreign currency exchange rate fluctuations

- Changes in foreign tax rules, regulations and other requirements, such as changes in tax rates and statutory and judicial interpretations of tax laws

- Changes in diplomatic and trade relationships, including sanctions resulting from the current political situation in countries in which we do business

- Inflation and/or deflation

- Changes in foreign country regulatory requirements, including data privacy laws.

- Various import/export restrictions and disruptions and the availability of required import/export licenses

- Imposition of tariffs and other trade barriers

- Managing widespread operations and enforcing internal policies and procedures such as compliance with U.S. and foreign anti-bribery, anti-corruption regulations and anti-money laundering, such as the FCPA, and antitrust laws

- Labor disputes and work stoppages at our operations and suppliers

- Government price controls

As a U.S. corporation, we are subject to the FCPA, which may place us at a competitive disadvantage to foreign companies that are not subject to similar regulations. Additionally, any determination that we have violated the FCPA or other anti-corruption laws could have a material adverse effect on us.

Terrorist attacks, cyber events, armed conflicts, civil unrest, natural disasters, governmental actions and epidemics could affect our domestic and international sales, disrupt our supply chain, and impair our ability to produce and deliver our products. Such events could directly impact our physical facilities or those of our suppliers or customers.

We are exposed to risks associated with the uncertain global economy. The current domestic and international political and economic environment are posing challenges to the industry in which we operate. As with other appliance manufacturers, a number of economic factors, including gross domestic product, availability of consumer credit, interest rates, consumer sentiment and debt levels, retail trends, housing starts, sales of existing homes, the level of mortgage refinancing and defaults, fiscal and credit market uncertainty, and foreign currency exchange rates, currency controls, inflation and deflation, will generally affect demand for our products. Economic uncertainty and related factors exacerbate negative trends in business and consumer spending and may cause certain customers to push out, cancel, or refrain from placing orders for our products. Uncertain market conditions, difficulties in obtaining capital, or reduced profitability may also cause some customers to scale back operations, exit markets, merge with other retailers, or file for bankruptcy protection and potentially cease operations, which can also result in lower sales and/or additional inventory. These conditions may similarly affect key suppliers, which could impair their ability to deliver parts and result in delays for our products or added costs. In addition, these conditions may lead to strategic alliances by, or consolidation of, other appliance manufacturers, which could adversely affect our ability to compete effectively.

Regional, political and economic instability in countries in which we do business may adversely affect business conditions, disrupt our operations, and have an adverse effect on our financial condition and results of operations. Uncertainty about future economic and industry conditions also makes it more challenging for us to forecast our operating results, make business decisions, and identify and prioritize the risks that may affect our businesses, sources and uses of cash, financial condition and results of operations. We may be required to implement additional cost reduction efforts, including restructuring activities, which may adversely affect our ability to capitalize on opportunities in a market recovery. In addition, our operations are subject to general credit, liquidity, foreign exchange, market and interest rate risks. Our ability to invest in our businesses, fund strategic acquisitions and refinance maturing debt obligations depends in part on access to the capital markets.

If we do not timely and appropriately adapt to changes resulting from the uncertain macroeconomic environment and industry conditions, or to difficulties in the financial markets, or if we are unable to continue to access the capital markets, our business, financial condition and results of operations may be materially and adversely affected.

We may be subject to information technology system failures, network disruptions, cybersecurity attacks and breaches in data security, which may materially adversely affect our operations, financial condition and operating results. We depend on information technology to improve the effectiveness of our operations and to interface with people who have given deposits or expressed interest in our product and our employees and in the future with our customers, consumers, as well as to maintain financial accuracy and efficiency. Our business processes and data sharing across functions, suppliers, and vendors is dependent on information technology integration. The failure of any systems, whether internal or third-party, during normal operation, system upgrades, implementations, or connections, could disrupt our operations by causing transaction errors, processing inefficiencies, delays or cancellation of customer orders, the loss of customers, impediments to the manufacture or shipment of products, other financial and business disruptions, or the loss of or damage to intellectual property and the personally identifiable data of consumers and employees.

In addition, we have outsourced certain information technology support services and administrative functions, such as system application maintenance and benefit plan administration, to third-party service providers and may outsource other functions in the future to achieve cost savings and efficiencies. If these service providers do not perform effectively, we may not achieve the expected cost savings and may incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies or the loss of or damage to intellectual property and personally identifiable information through system compromise, or harm employee morale.

Our information systems, or those of our third-party service providers, could also be impacted by inappropriate or mistaken activity of parties intent on extracting or corrupting information or disrupting business processes. Such unauthorized access could disrupt our business and could result in the loss of assets. Cybersecurity attacks are becoming more sophisticated and include malicious software, attempts to gain unauthorized access to data, and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. These events could impact our customers, consumers, employees, third-parties and reputation and lead to financial losses from remediation actions, loss of business or potential liability or an increase in expense, all of which may have a material adverse effect on our business.

The company has conducted related party transactions. During the years ended December 31, 2018 and 2017, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $4,449 and $37,037, respectively, and are recorded under 'Accounts payable related party' on the consolidated balance sheets. During the years ended December 31, 2018 and 2017, the Company paid funds to a shareholder of the company. These advances are non-interest bearing. At December 31, 2018 and 2017, the amount of advances outstanding is $13,061 and $44,366, respectively, and are recorded under 'Receivable – related parties' on the consolidated balance sheets. The Company pays a related party a management fee. For the years ended December 31, 2018 and December 31, 2017, the management fee was $124,998 and $105,996, respectively. In addition, during the year ended 2017, the Company paid a related party $88,212 for the 2016 management fee, office and other expenses.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
Pitch Deck and Overview (1 file)	May 30, 2019	Folder
Financials (2 files)	May 30, 2019	Folder
Fundraising Round (1 file)	May 30, 2019	Folder
Investor Agreements (2 files)	May 30, 2019	Folder
Miscellaneous (4 files)	May 30, 2019	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in FoldiMate

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by FoldiMate. Once FoldiMate accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to FoldiMate in exchange for your securities. At that point, you will be a proud owner in FoldiMate.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, FoldiMate has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now FoldiMate does not plan to list these securities on a national exchange or another secondary market. At some point FoldiMate may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when FoldiMate either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is FoldiMate's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the FoldiMate's Form C. The Form C includes important details about FoldiMate's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



It folds.
So you don't have to.

#PracticalRobotics







This presentation contains offering materials prepared solely by FoldiMate, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Laundry folding is a burden. It never ends and we simply hate it!



The **Dream**

vs.

The **Reality**

There isn't an automated, fast, affordable and convenient alternative to folding laundry.



Manual

$15

Flipfold

Cheap, slow and with limited capabilities

Manual

$2,000/year

House Maid

Expensive with limited availability

5 hrs / load

seven dreamers

$16,000

Laundroid

Expensive, large and slow

T-shirts only

$11,000

Speedy - T

Expensive, requires air pressure, only shirts



This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

The Dishwasher Paradigm (#PracticalRobotics)





Take the work OUT of laundry folding.



Connected
by design



$999*

* Early units price could range between $1500-$2000 due to production volume limitations

2X Faster Than Manual Folding
So fast, FoldiMate folds a full machine load in under 5 minutes.

Compressed Laundry Piles
So neat, your closet will be organized, just the way you've always wanted.

Family Friendly
So simple, now everyone in the family can help fold the laundry.

Versatile
Folds most types of shirts, blouses and pants from age 6 to adult size XXL plus standard size towels and pillowcases.

&
AGE 6-XXL
+
&
SIZE S-L

Robotic Folding
So smart, FoldiMate adjusts the folding according to the item type being folded.

Easy Clipping™
Fast and easy to feed - in a matter of seconds.

Designed for any room
Designed with an eye on style, to fit into any place you like to fold, such as your laundry room, bedroom or even your living room

No Installation Needed
Only requires a regular power outlet, just plug and fold.







FoldiMate Inc. 2019 ©
6

Intellectual Property (IP) Portfolio

26 Patents in various stages of filing and drafting (2 already granted):

- Fabric article folding machine & method
- Compact article folding machine
- Mechanisms patents
- Continuous folding patents
- Design patents
- And more...

Trade secrets:

- Robotic folding algorithms.
- Folding data collected from units usage.
- Folding experiments results from extensive field tests.
- Extensive knowledge and data analysis from multiple Foldi-fans laundry workflows and habits surveys.





TOP SECRET

PATENTED

United States Patent
Selker et al.
FABRIC ARTICLE FOLDING MACHINE AND METHOD
WIPO | PCT
WO 2018/122841 A1
COMPACT DOMESTIC ARTICLE FOLDING MACHINE HAVING STACKED CONVEYOR LAYERS AND FOLDING METHOD THEREFOR
FIG.1

Registered Trademarks, Logo and name in 12 regions worldwide.



FoldiMate™

The Future…

Product Vision

Current
FoldiMate model
Coin-operated
professional model
Wrinkle
reduction
Fabric
treatment
Smaller
model
Automated
feeding
Automated
pile sorting
Smart
closet



Our vision is to simplify household chores with practical robotics, initially with an emphasis on laundry. The above is a selection of options we foresee for the roadmap future.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



After CES, Jan 2019 - FoldiMate goes viral (3rd time around)











1.4M +
Shares

308K
Comments

357K
Likes

124M
Views

"Hi Debbie, I've been getting emails from around the world on this ... So crazy!"
Rich DeMuro

Rich DeMuro
January 7
This is the laundry folding robot dreams are made of. Works with shirts, pants, towels and more. #CES2019
78
-0:41
357K
308K Comments 1.4M Shares
124M Views · about 5 months ago

The above names and logos are trademarks and properties of these respective companies

Worldwide interest from consumers and business owners. The buying signal is clear.

345,000
Registered to pre-order

8%
% Conversion from unique visitors (website)

12,500
Reserved by paying deposit

18* months



$890K of Deposits
$ received via website, potentially over $13M of pre-orders.

* Deposits were accepted until Q3/2018 with a break during H2/2017



FoldiMate Registrations

FoldiMate Reservations 2016-mid 2018

Reservations paused

End

CES

Month



We researched extensively who are our target customers and what do they need.

Research Conducted Worldwide

- Folding quality rating
- Usability studies
- Focus groups
- In home visits
- Online surveys









Target market identified in USA alone is 6 million families. Over $6B market potential!

Households in homes >1000 sq/ft ———— 80M
& Earning over $100K/year ———— **30M TAM**

Families with children ———— 35M
& With at least one 6 year old child — 28M
& Living in homes >1000 sq/ft ———— 17M
& Earning over $100K/year ———— **6M SAM**



30M
Total
Addressable
Market (TAM)

6M
Segmented
Addressable
Market (SAM)

Based on AHS 2015

FoldiMate Inc. 2019 ©

US Market Home Appliances Adoption Rate.


The Incredible Rise Of The Roomba
iRobot's Cumulative Shipments Of Home Robots Since 2010
BI INTELLIGENCE
Millions Of Units
0
1
2
3
4
5
6
7
1Q2010
3Q2010
1Q2011
3Q2011
1Q2012
3Q2012
1Q2013
3Q2013
Source: iRobot calls Roomba vacuum cleaners its flagship product and revenue driver but shipment figures also include Scooba and Brava floor cleaners, gutter and pool cleaners, etc.



Harvard Business Review

Latest Magazine Popular Topics Podcasts Video Store The Big Idea Visual Librar

INNOVATION

The Pace of Technology Adoption is Speeding Up

by Rita Gunther McGrath

NOVEMBER 25, 2013



Pew Research Center

HOME U.S. POLITICS MEDIA & NEWS SOCIAL TRENDS RELIGION INTERNET & TECH

PUBLICATIONS TOPICS DATASETS INTERACTIVES

FACTANK NEWS IN THE NUMBERS

JULY 12, 2016

28% of Americans are ‘strong’ early adopters of technology

BY BRIAN KENNEDY AND CARY FUNK

“Introduced in 2002, by 2004, a million Roombas had been sold“

Sales forecast - Homes (B2C) | ~1M units within 4 years

	Pre-Orders	*Online launch*	*Retail launch*	*Global presence*
	Year 1*	Year 2	Year 3	Year 4
Estimated Revenue	$40M	$175M	$280M	$450M
Channels	Direct via Website (Deposits & Pre-Orders)	Direct via Online (Website + E-commerce)	Direct via Online + Retail	Online & Retail + Regional Distributors
Regions**	USA	+ Canada & EU pre-orders	+ APAC pre-orders	+ Additional regions
Units Forecast	30,000	120,000	250,000	350,000

* First years will have limited unit production volume and is expected to begin between H2/2020 and H1/2021

** Regions will be prioritized based on pre-orders demand and regional partnerships

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results

FoldiMate Inc. 2019 ©

Together with potential partners, we will focus on Shared Laundry Rooms as the first B2B market to service.



B2B Market Potential

850K locations	
660,000	Shared laundry rooms* *39% controlled by only 2 players
30,000	Coin-Op Laundromats
11,000	Commercial laundry
53,000	Hotels
100,000	Clothing stores
TAM	

B2B Early Market Focus

210K locations	
200,000	Shared laundry rooms
10,000	Coin-Op Laundromats
SAM	



$2-4/load*

* Coin-op units can be offered to owners in exchange for revenue sharing or full purchase price.

An experienced, multi skilled management team.



Gal Rozov
CEO
IAI (Israel Aerospace Industries)

Alon Naim
Head of R&D
GM | APPLIED MATERIALS

Isaac Naor
CTO
CoreFlow | orbotech

Debbie Cohen
CMO
Aladdin | clarizen

Ori Kaplan
COO
Pythagoras Solar | stratasys

Sharona Miron
CFO
EY | finaf

Board Members



Don Norman
Co-Founder Nielsen Norman Group
Ex-Apple VP Advanced Technology Group
NN/g



Ronen Melnik
Managing partner
Wanaka Capital (Mid-Tech VC)
wanaka CAPITAL PARTNERS | McKinsey &Company



Gali Beh
Inventor HET (Highly Effective Teams)
Beh | HET | HIGHLY EFFECTIVE TEAMS



With a relatively small budget, within only 3 years, the folding technology has already been successfully used in the field.

H2/2016 - H1/2019





Target Markets





Proven Technology





Online Presence

Invested to date



$9M Invested to date

Founder & Friends - $0.7M

B/S/H - $8.3M

Keeping focus on reducing risk as we go to market (launch).

	H1/2019	H2/2019	12 - 18 Months		Pre-Orders
Funding	Bridge round on SeedInvest		Series A		Series B*
R&D	Alpha 10 (*Prototype design*)	Alpha 10 (*Prototype mfg.*)	Design for Manufacturing	Manufacturing (*First units*)	Ramp Up
Market Validation	Attended Pilot	Alpha Pilot	Paid Beta	Pre-Launch	USA
In-Field Usage	1 Month	3 Months	6 Months	12 Months	Pre-order Launch

* Subject to Series A closing

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results

Invest in the Future of Automated Laundry! #PracticalRobotics


Market size* of
Household Appliances
FoldiMate
Robotic Appliances
1937
1938
1950
2002
Soon
Washer
$32B
Dryer
$10.7B
Dishwasher
$15B
RoboVac
$1.7B
Robotic
Laundry
Folder

* $ Amounts are global market sizes for 2017/2018 sources: reuters.com, marketwatch.com, businesswire.com, globenewswire.com

19

EXHIBIT E
Video Transcript

Exhibit E
Video Transcript

https://www.youtube.com/watch?v=nPqERhzGle8
Invest in the future of Automated Laundry #PracticalRobotics

No Voiceover

https://www.youtube.com/watch?time_continue=5&v=qHljT48dz-U
FoldiMate - the robotic laundry folder

No Voiceover

https://www.youtube.com/watch?time_continue=1&v=-V2nHp7n7k0
Folding Laundry the FoldiMate Way

No Voiceover